As filed with the U.S. Securities and Exchange Commission on September 30, 2025

File No. 812-15637

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOURTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION

FROM SECTIONS 2(a) (32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1

UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF

EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

In the Matter of

John Hancock Investment Trust

John Hancock Investment Management LLC

200 Berkeley Street

Boston, MA 02116

Please direct all communications regarding this Application to:

Kinga Kapuscinski, Esq.

John Hancock Investment Management LLC

200 Berkeley Street

Boston, MA 02116

KKapuscinski@jhancock.com

With copies to:

Stephanie A. Capistron, Esq.

Allison M. Fumai, Esq.

Christopher P. Harvey, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

Page 1 of 39 sequentially numbered pages.

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: John Hancock Investment Trust John Hancock Investment Management LLC 200 Berkeley Street Boston, MA 02116 Investment Company Act of 1940 File No. 812-15637	) ) ) ) ) ) ) ) ) ) ) )

FOURTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

I. INTRODUCTION

John Hancock Investment Trust (the “Trust”) and John Hancock Investment Management LLC (“JHIM” or the “Adviser” and, together are the “Applicants”) hereby file this application, as amended (the “Application”), for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.1 Applicants are requesting that the Order apply not only to the Applicants, but also to any existing and future series of the Trust and any other existing or future open-end management investment companies (or series thereof) registered under the Act (each a “Fund,” and together, the “Funds”) that are advised by the Adviser.2

[1]

All entities that currently intend to rely on the Order are named as Applicants. Any other entity, existing now or in the future, that relies on the Order in the future will comply with the terms and conditions in the Application.

[2]

The term “Adviser” includes (i) JHIM and (ii) any entity controlling, controlled by or under common control with, JHIM or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants request an Order that would permit a Fund to offer one class of exchange-traded shares that operates as an exchange-traded fund (an “ETF Class,” and such shares, “ETF Shares”) and one or more classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares,” and each such Fund, a “Multi-Class ETF Fund”). The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit or continue standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the Act (“ETF Operational Relief”) and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes (“ETF Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Multi-Class ETF Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued to and redeemed by “Authorized Participants” in “Creation Units” only (each term as defined in Rule 6c-11), except with respect to the Exchange Privilege (as defined below) and as permitted by Rule 6c-11(a)(2); (iii) certain affiliated persons of a Multi-Class ETF Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11, and (iv) certain Multi-Class ETF Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Multi-Class ETF Funds with the same relief as contained in Rule 6c-11, subject to the same conditions and requirements contained in Rule 6c-11 except as specifically described herein.3

Pursuant to the ETF Class Relief, the Order would permit a Multi-Class ETF Fund to offer one ETF Class and one or more Mutual Fund Classes.4 This Multi-Class ETF Fund structure would comply

[3]	As discussed in more detail below, a Multi-Class ETF Fund is not able to operate in reliance on Rule 6c-11.

[4]

A Multi-Class ETF Fund’s Mutual Fund Shares will not be listed on any securities exchange, and the Multi-Class ETF Funds do not expect there to be, nor will the Funds permit or facilitate, a secondary market for, peer-to-peer trading of, or quotation on any quotation medium of, a Multi-Class ETF Fund’s shares (other than as described herein).

with Rule 18f-3 under the Act, except for certain ways in which an ETF Class and Mutual Fund Class(es) would have different rights and obligations, as described below.

II. THE APPLICANTS

A.	The Trust

The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company under the Act. The offerings of the shares of the Trust also are registered pursuant to the Securities Act of 1933, as amended (“Securities Act”). The Funds that initially would rely on the relief are separate investment portfolios of the Trust and pursue distinct investment objectives and strategies.

B.	JHIM

JHIM is a Delaware limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other adviser also will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves or will serve as the investment adviser to each Fund pursuant to a management contract between the Trust and the Adviser.

III. BACKGROUND

The Commission granted a small number of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.5 In 2019, the Commission adopted Rule 6c-11 under the Act to provide the exemptive relief necessary under the Act to permit ETF operations.6 However, the Commission determined not to provide the exemptive relief necessary to allow for ETF classes as part of Rule 6c-11. The Adopting Release explains that ETF class

[5]

Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); and Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[6]	Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) (“Adopting Release”).

relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with Authorized Participants on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders generally would bear the costs.7

The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.8

IV. IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Multi-Class ETF Fund based on the share class characteristics that are most important to the investor.

Initial Evaluation and Approval

Each Multi-Class ETF Fund will operate pursuant to a written plan required by Rule 18f-3(d) that addresses the Mutual Fund Class(es) and the ETF Class (the “multiple class plan”). Before the first issuance of a share of any class in reliance on the Order, and before any material amendment of the multiple class plan, the board of trustees of the Fund (“Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the Act (“Independent Trustees”), will find that the multiple class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. As required by Rule 18f-3, before any Board vote on a multiple class plan

[7]

Adopting Release at 122-123 (noting that “costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.”).

[8]	Adopting Release at 124.

including an ETF Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the multiple class plan.

To assist in the Board’s finding, the Adviser9 shall prepare a written report pertaining to the Multi-Class ETF Fund (“Initial Adviser Report”).10 The Initial Adviser Report shall contain the following information11:

1.   a discussion of the reasonably expected12 benefits and costs to each class individually and the Multi-Class ETF Fund as a whole, including, as applicable:

(a)   the sources of potential cost savings and other benefits of operating a Multi-Class ETF Fund structure;

(b)   a discussion of how each of the ETF Class and Mutual Fund Class(es) will be affected by reasonably expected (i) cash flows and costs associated with portfolio transactions, (ii) cash levels, (iii) distributable capital gains and (iv) (for existing Funds only) realization, and the extent thereof, of any unrealized capital gains/losses or carry over capital losses;

[9]	If a Fund retains or has retained an investment sub-adviser, the Fund’s primary Adviser will be responsible for complying with the conditions.

[10]

The Board’s evaluation of the Multi-Class ETF Fund structure under the terms and conditions of this Application does not impact the Board’s evaluation of a multi-class fund that is not a Multi-Class ETF Fund and that is operating under Rule 18f-3.

[11]	The Adviser may include any other information it deems necessary or helpful for the Board.

[12]

Information that is “reasonably expected” or “reasonably estimated” throughout this Application may be based on reasonable assumptions and good faith estimates by the Adviser. This information will be based on historical data for existing Funds, if applicable.

2.   a discussion of how the Adviser intends to manage the reasonably expected costs associated with the transition to a Multi-Class ETF Fund,13 as applicable;

3.   a discussion of the appropriateness of the Fund’s investment strategy for the Multi-Class ETF Fund structure14; and

4.   a discussion of any other potential material conflicts of interest, including any other sources of potential cross-subsidization, identified by the Adviser associated with operating a Multi-Class ETF Fund.

Ongoing Monitoring Process

At the time of the Board’s initial approval of the multiple class plan, the Adviser will recommend to the Board for approval a framework for ongoing monitoring of certain numerical thresholds (“Ongoing Monitoring Process”), which is intended to assist the Board with its ongoing oversight of the Multi-Class ETF Fund structure. The Ongoing Monitoring Process will consist of the following:

1.   Monitoring Thresholds. The Adviser will recommend to the Board approval of certain numerical thresholds, the method for calculating such thresholds, and the time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds with respect to the Multi-Class ETF Fund’s: (i) costs associated with portfolio transactions, (ii) cash levels and (iii) capital gains distributions.15 The numerical threshold levels (including any changes thereto), the method of calculating the thresholds, and the time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds will be reasonably

[13]

This may include the potential for higher cross-subsidization between the ETF Class and the Mutual Fund Class(es) when transitioning an existing fund to a Multi-Class ETF Fund structure as compared to transitioning to a multi-class mutual fund structure under Rule 18f-3.

[14]

Appropriateness may depend on many factors, including, but not limited to: (i) the impact of daily disclosure of portfolio holdings; and (ii) any anticipated capacity or other constraints. See Adopting Release at 58-59 (discussing the ability of an ETF to suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances).

[15]	The Adviser may recommend establishing additional thresholds designed to identify other conflicts of interest between the Mutual Fund Class(es) and the ETF Class.

designed to assist in the identification of material conflicts of interest between the Mutual Fund Class(es) and the ETF Class, including disparities in costs between the Mutual Fund Class(es), on the one hand, and ETF Class, on the other.16 Any recommended changes to the numerical thresholds, or changes to the time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds will be subject to Board approval. In making its recommendations to the Board, the Adviser will consider historical data pertaining to the Multi-Class ETF Fund or other existing Funds that the Adviser advises, to the extent such information is available and the Adviser believes such data is relevant.17

2. Board Notification.18 If a Multi-Class ETF Fund exceeds an established numerical threshold, the Adviser will notify the Board no later than 30 days following the end of the applicable time period in which the threshold was exceeded. The Adviser will provide the Board with a written explanation of the Adviser’s assessment of the causes of the Multi-Class ETF Fund exceeding the threshold(s), and any proposed recommendations for what, if any, remedial actions the Multi-Class ETF Fund should take.19

Ongoing Board Approval

In addition to the initial evaluation and approval of the multiple class plan, the Board also will periodically, but in no case less frequently than annually, find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. To inform this finding, the Adviser will provide a written report to the Board pertaining

[16]

This would include with respect to cash drag from holding cash to meet Mutual Fund Class redemption requests, as well as transaction costs and realized capital gains or other tax consequences due to such requests.

[17]	For example, historical data relating to cash levels, costs associated with portfolio transactions, and distributable capital gains.

[18]	The Adviser may fulfill these Board notification requirements by notifying a designated committee, or a designated member, of the Board.

[19]

Examples of remedial actions include: (i) adjustments to the use of in-kind transactions or trade execution strategy to manage costs associated with portfolio transactions; (ii) greater use of credit lines or other sources of cash to reduce uninvested cash; (iii) enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; (iv) adjustments to transaction fees, purchase fees and/or redemption fees; (v) enhanced disclosure to investors; and (vi) discontinuation of a class, or conversion of an entire class of a Multi-Class ETF Fund into another class of that Multi-Class ETF Fund as otherwise permitted under the Act. The range of remedial measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board may consider additional corrective measures if deemed necessary.

to the Multi-Class ETF Fund (“Ongoing Adviser Report”). The Ongoing Adviser Report shall contain the following information20:

1.   a discussion of any observed benefits or cost savings to the Multi-Class ETF Fund resulting from the Multi-Class ETF Fund structure;

2.   a discussion of any observed material conflicts of interest between the ETF Class and the Mutual Fund Class(es), or observed material negative consequences21 to the ETF Class or the Mutual Fund Class(es) resulting from the Multi-Class ETF Fund structure, including the following22:

(a)   a discussion of how creation and redemption activity in the ETF Class has affected the Mutual Fund Class(es) and how shareholder purchase and redemption activity in the Mutual Fund Class(es) has affected the ETF Class during the prior year,23 with respect to: (i) cash levels; (ii) short- and long-term capital gains distributions; and (iii) costs associated with portfolio transactions;

(b)   any performance difference between the Mutual Fund Class(es) and the ETF Class due to the difference in dividend payment dates described below; and

3.   any other information that the Board requests.

[20]	The Adviser may include any other information it deems necessary or helpful for the Board.

[21]	For example, this may include consequences on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund.

[22]

Among other things, this may also include a discussion of: the impact of the level of exchanges between the Mutual Fund Class(es) and the ETF Class; and/or the impact of any transaction fees or similar charges that are applied in connection with creation and redemption activity (for the ETF Class) or purchase or redemption activity (for the Mutual Fund Class(es)) and that are designed to reduce the costs associated with that activity borne by the Multi-Class ETF Fund.

[23]	The Adviser may include data from years before the prior year if such information is available and the Adviser or the Board deems such data helpful.

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Among other benefits, Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio management costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund. This could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions require the sale of portfolio securities.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares without disrupting the Fund portfolio or their investments. At the same time, these shareholders could save on transaction costs and potential tax consequences by exchanging shares into the ETF Class of the same Fund.

In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater assets under management may lead to additional cost efficiencies. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund portfolio. For example, following market declines, to the extent that a mutual fund shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Among other benefits, Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. A Fund’s portfolio may contain a large number of portfolio positions where small adjustments are made on a daily basis. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to establish the desired portfolio exposures. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions of ETF Shares, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized

Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market.24

With respect to existing Funds, offering an ETF Class would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies. Many Funds have a well-established, strong reputation and track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Assets under management and performance track record also can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the distribution of the ETF Shares to investors.

Applicants also believe that the establishment of Mutual Fund Class(es) as part of an existing ETF could represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale as it attracts additional investments into the Fund, which benefits the Fund and all of its shareholders. Retirement, or “401(k)”, plans may not offer ETFs to their plan participants, and so such retirement plan investors often invest in mutual funds. If the relief sought by this Application were granted, Mutual Fund Shares of a Multi-Class ETF Fund could be made available to retirement plan participants on retirement plan platforms that do not currently offer ETFs, which could be beneficial to both ETF Class and Mutual Fund Class shareholders of the Multi-Class ETF Fund. By having a Mutual Fund Class, a Multi-Class ETF Fund may benefit from having access to a retirement or “401(k)” distribution channel and ultimately from greater scale. Such asset growth could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders. Similarly, the ability to add an ETF Class to a Mutual Fund would allow a Fund that already has access to the retirement distribution channel to attract assets from investors seeking access to the same strategy through an ETF.

[24]	Adopting Release at 83.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, creating an ETF Class of an existing Fund should entail lower organizational costs as compared to establishing a new ETF.25 As an ongoing matter, an ETF Class also could have lower expenses as a result of economies of scale such as breakpoints on service contracts or advisory contracts. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.26

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

C.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that share class ETFs raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with one class or another could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and

[25]

As noted above, the Initial Adviser Report will address any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, or launching a new Fund that is a Multi-Class ETF Fund, as well as possible actions to minimize the impact of any such cross-subsidization. Possible actions could include having a new class bear its own organizational costs or subjecting such costs to an expense limitation arrangement with the Adviser.

[26]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

the Board initially and on an ongoing basis in determining whether a particular Fund should offer or continue to offer both Mutual Fund Classes and an ETF Class.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through an ETF Class. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit the realization of capital gains and reduce the unrealized capital gains for the portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings. A portfolio manager also may engage in careful tax management through portfolio transactions, and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund

Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, existing share class ETFs do not provide daily portfolio transparency.27 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer exchange-traded classes, and as such, Applicants will disclose each Fund’s complete portfolio holdings on a daily basis in accordance with the requirements of Rule 6c-11. The Adviser believes that a Mutual Fund that currently discloses portfolio holdings on a delayed basis could offer an ETF Class and begin providing full daily portfolio transparency without any anticipated significant adverse consequences to shareholders.

As reflected above, the Adviser and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed terms and conditions to the relief that will ensure that the Adviser and the Board focus on these issues on an initial and ongoing basis. These terms and conditions include a framework for initial reporting, ongoing monitoring, and ongoing reporting and Board oversight as described below. Applicants also will take appropriate Disclosure Steps (defined below) to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[27]	Adopting Release at footnote 433.

Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI. LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same requirements contained in Rule 6c-11, except as specifically described herein.28 Applicants believe that they are unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” Because this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Multi-Class ETF Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Multi-Class ETF Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege would not permit shareholders of ETF Shares to exchange such shares for Mutual Fund Shares, except in situations where the ETF Class is terminated or where the Multi-Class ETF Fund merges into a Fund with no ETF Class. Any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the Act. In particular, any exchange would occur at the relative NAVs of the respective share classes. To the extent a Multi-Class ETF Fund imposes any administrative fee on the

[28]

Applicants note that the requirements of Rule 6c-11 include the condition that the portfolio holdings that form the basis for the ETF’s next calculation of current net asset value (“NAV”) per share must be the ETF’s portfolio holdings as of the close of business on the prior business day. As a result, a Multi-Class ETF Fund would not include changes in portfolio holdings in the next calculation of current NAV on a T+0 basis.

exchange, the fee will be applied in compliance with Rule 11a-3 under the Act. A Multi-Class ETF Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from both the Mutual Fund Class and the ETF Class as a result of an exchange of shares. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Multi-Class ETF Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Multi-Class ETF Fund through the Exchange Privilege may not satisfy this definition. Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Multi-Class ETF Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that, as described in Section VI.A. above, a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege, Applicants request an Order under

Section 6(c) granting an exemption from Section 2(a)(32) so that ETF Shares also are considered redeemable securities and from Section 5(a)(1) to permit a Multi-Class ETF Fund to register or remain registered as an open-end management investment company and redeem ETF Shares in Creation Units only.29

2.	Section 22(d) of the Act and Rule 22c-1 under the Act

Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or

[29]

In light of the relief requested from Section 2(a)(32) and the fact that Mutual Fund Shares are individually redeemable, Applicants note that Multi-Class ETF Funds would meet the definition of an “open-end company” contained in Section 5(a)(1) of the Act. However, out of an abundance of caution, Applicants are seeking relief from Section 5(a)(1) to clarify that a Fund with an ETF Class is an open-end investment company.

the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the Act

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the Multi-Class ETF Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

1.	Section 18 of the Act and Rule 18f-3 under the Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.30 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.31 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

Applicants have identified seven ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares generally will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, any Exchange Privilege generally will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Multi-Class ETF Fund except in unusual situations as noted above). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multi-Class ETF Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, the Mutual Fund Classes and the ETF Class may declare dividends on different days, as described below. Sixth, it is currently expected that the record date for dividends on Mutual Fund Shares will be one business day before the ex-dividend date, whereas due to Exchange requirements, the record date for dividends on ETF

[30]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

[31]	See supra footnote 26.

Shares is expected to be the ex-dividend date. Seventh, while all share classes of a Multi-Class ETF Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be prior to the payment date for ETF Shares.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion, but have proposed certain terms and conditions discussed below to address possible issues in this regard.

a.	Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

b.	Conflicts of Interest

Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Multi-Class ETF Funds will comply with these voting and allocation provisions. For the reasons stated below and considering the representations and conditions discussed elsewhere in the Application, Applicants believe the requested relief, and the proposed representations and conditions, sufficiently protect against the potential conflicts of interest that are raised in a Multi-Class ETF Fund structure when classes have different redemption and trading rights, different timing of dividend declaration, record, and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)  Potential conflicts of interest resulting from different classes declaring dividends on different days and having different record dates for dividends.

For Multi-Class ETF Funds other than Daily/Monthly Declaration Multi-Class ETF Funds (as defined below), the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date.32 Applicants expect that the difference in the dates on which dividends of these Multi-Class ETF Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that there will not be an economic impact on a particular share class as a result of this difference in dividend declaration dates. The ex-dividend date will be the same for all classes of these Multi-Class ETF Funds, and these Multi-Class ETF Funds will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

Applicants note that it could be possible that certain Multi-Class ETF Funds may wish to declare dividends on a daily basis for their Mutual Fund Shares and on a monthly basis for their ETF Shares (“Daily/Monthly Declaration Multi-Class ETF Funds”).33 Applicants believe that this flexibility could be desirable because declaring dividends on a daily basis for an ETF Class could create daily reporting obligations to the Exchange, which could be impractical. For Daily/Monthly Declaration Multi-Class ETF Funds, the net assets of the ETF Shares therefore would reflect the presence of accrued but undistributed income, while the net assets of the Mutual Fund Shares would not.34 If a Daily/Monthly Declaration Multi-

[32]

The dividend rate for ETF Shares will be announced after market close on the ETF Class’s declaration date, which is also the record date for the dividend for Mutual Fund Shares. Therefore, the dividend rate for ETF Shares will be announced after the deadline for receipt of an order to purchase Mutual Fund Shares to become a shareholder as of the Mutual Fund Class’s record date.

[33]	For example, some fixed income mutual funds may declare dividends on a daily basis, while fixed income ETFs typically declare dividends on monthly basis.

[34]

If dividends are declared monthly, each day’s accrued income would be reflected as an increase in the shares’ net assets and NAV. At the end of the month, on the ex-dividend date, the net assets and NAV per share would decrease by the amount of the declared dividend. By contrast, if dividends are declared daily, as would be the case with the Mutual Fund Shares of a Daily/Monthly Declaration Multi-Class ETF Fund, the amount of the daily income accrual generally would be offset by a corresponding distribution payable liability, except in unusual circumstances where the daily income accrual may be larger than the daily declared dividend. As a result, the net effect on the Mutual Fund Shares’ net assets and NAV normally would be zero.

Class ETF Fund were to allocate income, realized capital gains and losses, and unrealized appreciation and depreciation (collectively, “Allocable Items”) among classes based on relative net assets, any difference in net assets (i.e., higher net assets attributable to the ETF Class as a result of the accrued but undistributed income) could result in a disproportionate allocation of Allocable Items to ETF Shares relative to Mutual Fund Shares of the same Multi-Class ETF Fund.

Applicants believe it is appropriate to propose to address any such potential inequality by allocating the Allocable Items on the basis of an allocation ratio (“Allocation Ratio”) where class-level net assets would be adjusted to factor out differences potentially introduced by the application of different dividend declaration policies (the “Asset Adjustment”). Specifically, the Allocation Ratio for each class would utilize a denominator equal to the Daily/Monthly Declaration Multi-Class ETF Fund’s prior day’s net assets reduced by the Daily/Monthly Declaration Multi-Class ETF Fund’s undistributed net income, plus the net share activity at the fund level recorded on the current day. The numerator of the Allocation Ratio for each class would be equal to the prior day’s net assets attributed to that class reduced by the class’s undistributed net income, plus the net share activity for the class recorded on the current day.

Applicants believe the use of the Asset Adjustment would prevent the daily allocation of Allocable Items to ETF Shares and Mutual Fund Shares within a Daily/Monthly Declaration Multi-Class ETF Fund from being affected by the classes’ differing dividend declaration dates and, therefore, that the annualized rates of return of the ETF Shares and Mutual Fund Shares generally would differ only by the expense differentials among the classes, as required by Rule 18f-3(c)(l)(v) under the Act.35 Applicants anticipate that as a result of the application of the Asset Adjustment to the Allocation Ratio, there would not be a material economic impact on a particular share class as a result of the difference in dividend declaration dates for the Daily/Monthly Declaration Multi-Class ETF Funds.

[35]

The Board of a Daily/Monthly Declaration Multi-Class ETF Fund would determine that, after applying the Asset Adjustment, the annualized rates of return of the ETF Shares and Mutual Fund Shares generally will differ only by the expense differentials among the classes as required by Rule 18f-3(c)(1)(v) under the Act.

In addition to the differences in dividend declaration dates, the record date for dividend distributions for Mutual Fund Shares is expected to be one business day before the ex-dividend date, while the record date for dividend distributions for ETF Shares is expected to be the ex-dividend date. Applicants expect that the difference in the record dates for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs. Applicants do not expect this difference in record dates to have any material economic impact on a particular share class. In the case of Multi-Class ETF Funds that are not Daily/Monthly Declaration Multi-Class ETF Funds, the difference in record dates does not create an economic difference between shareholders because all shareholders up to and including shareholders that purchase shares in either class on the day before the ex-dividend date would be entitled to the dividend.36 In the case of the Daily/Monthly Declaration Multi-Class ETF Funds, the application of the Asset Adjustment to the Allocation Ratio as described above also should provide that there will be no material economic impact due to the differences in record dates between the classes.

(ii)  Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay cash dividends, the cash payment date for Mutual Fund Shares is expected to be one or more business days before the cash payment date for ETF Shares. To avoid a potential conflict from the situation where the dividends to be paid to the ETF Class remain invested for the benefit of the entire Multi-Class ETF Fund, the cash held to pay dividends would be held in a custodial account and would not be invested outside of participation in cash sweep vehicles (including money market funds), custodial credit earning programs, or interest-bearing accounts. Applicants anticipate any earnings on such cash held to be negligible.

With respect to dividend reinvestment, shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date and, in certain cases, may be able to reinvest

[36]

Shareholders in the Mutual Fund Class would be entitled to the dividend by virtue of purchasing Mutual Fund Shares on the day before ex-dividend date and therefore becoming recordholders as of the end of the day before the ex-dividend date. Shareholders in the ETF Class that purchase ETF Shares on the day before the ex-dividend date would have their shares settle on T+1 and therefore become recordholders on the ex-dividend date as required by Exchange rules.

the cash dividend automatically in additional Mutual Fund Shares. Shareholders in the ETF Class who wish to reinvest their dividends will generally not be able to reinvest their dividends until several days later, after the cash payments have been received by the ETF Class shareholders for reinvestment, and may reinvest such amounts automatically in additional ETF Shares only to the extent the broker-dealer through which an investor buys the ETF Shares offers an ETF dividend reinvestment program. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid and received for reinvestment, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.

•

Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•

Section 18 does not guarantee equality of performance among different classes of the same Multi-Class ETF Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to the classes. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•

The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors currently must accept in order to obtain the other inherent features of the exchange-traded structure, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)  Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Multi-Class ETF Fund have voting rights based on the number of shares owned (including fractional shares) or the dollar amount of shares owned (including fractional dollar amounts), and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class shareholder in the days immediately following an ex-dividend date.

In addition, because shareholders of each Daily/Monthly Declaration Multi-Class ETF Fund may have voting rights based on the NAV of their shares, the accrual of dividends in the NAV of ETF Shares and not Mutual Fund Shares could have an effect on the voting power of the respective classes of a Daily/Monthly Declaration Multi-Class ETF Fund. However, Applicants expect that this effect will be minor because the intra-month difference in NAV of the respective classes due to the accrual of dividends is not expected to be significant with respect to proxy voting.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multi-Class ETF Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share or, alternatively, one vote per each dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each fractional dollar amount, in each case as described in the applicable Fund’s organizational documents. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly or due to the fact that NAV of the Mutual Fund Class for a Daily/Monthly Declaration Multi-Class ETF Fund would not include accrued dividends, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the ETF Class and Mutual Fund Class(es) have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between these classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected. In addition, Applicants note that proxy votes are expected to be infrequent, and Applicants will endeavor to establish the date of any proxy vote at a time when there would be less potential for disparities in voting power between the classes (e.g., shortly, but not immediately, after ex-dividend date for the ETF Class).

(iv)  Cross-Subsidization.

As discussed above in section IV.C. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Multi-Class ETF Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes, and Applicants will consider it as such under the monitoring, evaluation, oversight and approval processes described in the Application. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Multi-Class ETF Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Multi-Class ETF Fund as a general matter, a benefit that would be shared by all Multi-Class ETF Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multiple class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.

Applicants generally propose to take the same approach with respect to a Fund that would offer Mutual Fund Classes and an ETF Class. However, in light of the Commission concerns, Applicants propose terms and conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter. As noted above, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the Multi-Class ETF Fund structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the Multi-Class ETF Fund structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

c.	Investor Confusion.

With respect to the issue of investor confusion, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion. At the outset, Applicants believe the potential for confusion is limited. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are so popular that they consistently are among the highest volume securities on the Exchange on which they trade. As a general matter, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.37 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.38 Applicants also believe that it is unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the structure of a Multi-Class ETF Fund and the differences between Mutual Fund Shares and ETF Shares (collectively, “Disclosure Steps”), including:

•

Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

•	Separate prospectuses. There will be separate prospectuses for a Multi-Class ETF Fund’s ETF Shares and Mutual Fund Shares.

•

Prominent disclosure that the Multi-Class ETF Fund offers an ETF Class and one or more Mutual Fund Classes. Each Mutual Fund Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that the Multi-Class ETF Fund offers an ETF Class, and each ETF

[37]	Adopting Release at 116.

[38]	Adopting Release at 124.

Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that it offers one or more Mutual Fund Classes.

•

Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Multi-Class ETF Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•

Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Multi-Class ETF Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•

No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multi-Class ETF Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•

Disclosure regarding dividends. The prospectus for each Multi-Class ETF Fund’s ETF Shares will disclose, to the extent applicable, that shareholders of ETF Shares will generally receive cash dividend payments later than shareholders of Mutual Fund Shares and may reinvest such cash automatically in additional ETF Shares only if the broker through whom the investor purchased shares makes such option available. Daily/Monthly Declaration Multi-Class ETF Funds also will describe the applicable dividend declaration dates for the Mutual Fund Class (daily) or the ETF Class (monthly) in the relevant prospectus for each class.

•	Educational material. The Fund will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.

•	Disclosure of relief and risks. For each Multi-Class ETF Fund, the prospectus(es) for each of the Mutual Fund Class(es) and the prospectus for the ETF Class will: include appropriate disclosure in its registration statement regarding the multi-class structure, the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes; and disclose the existence, substance and effect of any order granted pursuant to the Application. Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between Mutual Fund Shares and ETF Shares. Investors therefore will be able to assess whether they wish to invest in the Multi-Class ETF Fund, and through which type of class.

C.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions.39 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an initial and ongoing basis, as required by the conditions. In addition, one of the conditions would require each Multi-Class ETF Fund to make certain specific disclosures designed to help investors understand the Multi-Class ETF Fund structure and the potential conflicts of interest that may arise between an ETF Class and Mutual Fund Class(es).

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

A Multi-Class ETF Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the Act, except that a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange

[39]	See supra footnote 5.

Privilege, and will comply with the requirements of Form N-1A and reporting forms such as Form N-CEN applicable to exchange-traded funds that rely on Rule 6c-11.

2.

A Multi-Class ETF Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

3.

To assist in the initial Board consideration of the appropriateness of operating a Multi-Class ETF Fund that has both an ETF Class and Mutual Fund Class(es), the Adviser shall prepare and deliver to the Board the Initial Adviser Report as described in the Application. The Initial Adviser Report will assist the Board in its finding pursuant to condition 2 and in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

4.

The Adviser will recommend for the Board’s approval the Ongoing Monitoring Process designed to help determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class.

5.

Each Multi-Class ETF Fund will be subject to an Ongoing Monitoring Process that is approved by the Board, and the Board of the Multi-Class ETF Fund periodically, but no less frequently than annually, will evaluate the multiple class plan of the Multi-Class ETF Fund. A majority of the trustees of a Multi-Class ETF Fund, and a majority of the Independent Trustees, shall find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

6.

To inform this periodic evaluation, the Adviser shall prepare and deliver to the Board of the Multi-Class ETF Fund the Ongoing Adviser Report as described in the Application. The Board will consider whether the Ongoing Adviser Report suggests any issues relating to the multi-class structure, including conflicts between the Mutual Fund Class(es) and the ETF Class, that require additional Board action.

7.	Each Multi-Class ETF Fund will take the Disclosure Steps outlined in the Application.

8.

In addition to complying with Rule 6c-11(d) under the Act, each Multi-Class ETF Fund will preserve for a period not less than six years, the first two in an easily accessible place, (i) any documents created pursuant to the requirements in conditions 2, 3, 5, and 6; and (ii) any documents created pursuant to the Ongoing Monitoring Process that evidence a Multi-Class ETF Fund has exceeded or not exceeded an established threshold, as well as any documents provided to the Board as part of the Ongoing Monitoring Process.

9.

The requested ETF Operational Relief and ETF Class Relief to operate one or more Multi-Class ETF Funds will expire on the compliance date (or such other date established by the Commission) of any Commission rule under the Act that provides relief permitting the operation of a Multi-Class ETF Fund structure.

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of the Trust authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 200 Berkeley Street Boston, MA 02116 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.

Applicants have caused this Application to be duly signed on their behalf on September 30, 2025.

Dated:  September 30, 2025

JOHN HANCOCK INVESTMENT TRUST

By:	/s/ Christopher L. Sechler
Name:	Christopher L. Sechler
Title:	Secretary and Chief Legal Officer

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Betsy Anne Seel
Name:	Betsy Anne Seel
Title:	Secretary and Chief Legal Counsel

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibits A-1 through A-2	Authorizations

Exhibits B-1 through B-2	Verifications

Exhibit A-1

AUTHORIZATION

JOHN HANCOCK INVESTMENT TRUST

In accordance with Rule 0-2(c) under the Act, Christopher L. Sechler, in his capacity as Secretary and Chief Legal Officer of John Hancock Investment Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to general authority as Secretary and Chief Legal Officer and pursuant to the following resolution adopted by the Board of Trustees of the Trust on September 26, 2024:

RESOLVED, that the officers of the Trust be, and each hereby is, authorized in the name of and on behalf of the Trust to make or cause to be made, and to execute and file with the U.S. Securities and Exchange Commission (the “SEC”) an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to offer series of the Trust with a class of exchange-traded shares in addition to classes of shares that are not exchange-traded (mutual fund classes), with such changes as an officer of the Trust, with the advice of counsel to the independent Trustees and Trust counsel, deems appropriate.

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to do such further acts and execute and deliver such additional documents or instruments, including any amendments or supplements thereto, as may be necessary or desirable to effect the intent and purpose of the foregoing resolution, such determination and their authority therefore to be conclusively evidenced by the doing of such acts or the preparation, execution, and filing of such documents.

/s/ Christopher L. Sechler
September 30, 2025

Exhibit A-2

AUTHORIZATION

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, Betsy Anne Seel states that all actions necessary to authorize the execution and filing of this Application by John Hancock Investment Management LLC have been taken, and that as Secretary and Chief Legal Counsel thereof, she is authorized to execute and file the same on behalf of John Hancock Investment Management LLC pursuant to the general authority vested in her as Secretary and Chief Legal Counsel of John Hancock Investment Management LLC.

/s/ Betsy Anne Seel
September 30, 2025

Exhibit B-1

VERIFICATION

JOHN HANCOCK INVESTMENT TRUST

The undersigned states that he has duly executed the attached Application for and on behalf of John Hancock Investment Trust, that he is the Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher L. Sechler
September 30, 2025

Exhibit B-2

VERIFICATION

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

The undersigned states that she has duly executed the attached Application for and on behalf of John Hancock Investment Management LLC, that she is the Secretary and Chief Legal Counsel of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Betsy Anne Seel
September 30, 2025